UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28687 / April 3, 2009

_____

In the Matter of   :
                                                                                              :
ING USA Annuity and Life Insurance Company, <u>et al</u>.   :
1475 Dunwoody Drive, West   :
Chester, Pennsylvania 19380   :
                                                                                              :
(812-13600)   :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c) and 27(i)(2)(A) of the
ACT AND RULE 22c-1 THEREUNDER

ING USA Annuity and Life Insurance Company (the "Life Company"), Separate
Account B of ING USA Annuity and Life Insurance Company, and Directed Services
LLC (collectively, the "Applicants") filed an application on November 7, 2008, and filed
amended and restated applications on March 6, 2009, and March 11, 2009, requesting an
order pursuant to Section 6(c) the Investment Company Act of 1940 ("Act") to exempt
Applicants from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule
22c-1 thereunder to the extent necessary to permit recapture of certain bonuses applied to
purchase payments with respect to (1) certain deferred variable annuity contracts,
including data pages, riders and endorsements, that the Life Company intends to issue
(the "Current Contracts"), (2) deferred variable annuity contracts, including data pages,
riders and endorsements, substantially similar to the Current Contracts that the Life
Company may issue in the future (the "Future Contracts") (Current Contracts and Future
Contracts referred to collectively as the "Contracts"), (3) any other separate accounts of
the Life Company and its successors in interest that support the Contracts, and (4) any
Financial Industry Regulatory Authority, Inc. member broker-dealers controlling,
controlled by, or under common control with any Applicant, whether existing or created
in the future, that in the future may act as principle underwriter for the Contracts. The
circumstances under which the Contracts would allow the recapture of all or a portion of
certain bonus credits (previously applied to premium payments) are (1) where the bonus
credits were applied and the contract owner exercises his or her "free look" right, (2) in
the event of the contract owner's death within 12 months of the bonus credit being
applied and any bonus credit applied after the contract owner's death (unless the deceased
contract owner's spouse chooses to continue the Contract), or (3) upon a surrender or
withdrawal where the surrender charge is waived due to the contract owner's receipt of
qualified extended medical care, or the owner is diagnosed with a qualifying terminal
illness, as defined in the Contract, in which event the Life Company will recapture all

bonus credits applied during the 12 months prior to receipt of such care or date of diagnosis, as applicable.

A notice of the filing of the application was issued on March 13, 2009 (Investment Company Release No. 28646). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, for

ING USA Annuity and Life Insurance Company, et al., (812-13600) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary